NO ACT

PE
12-5-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025126

January 4, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-4-12

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
RMueller@gibsondunn.com

Re: The Dow Chemical Company
Incoming letter dated December 5, 2011

Dear Mr. Mueller:

This is in response to your letter dated December 5, 2011 concerning the shareholder proposal submitted to Dow by the Sheet Metal Workers' National Pension Fund. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Jonathan A. Ingram
Deputy Chief Counsel

Enclosure

cc: Kenneth Colombo
Sheet Metal Workers' National Pension Fund
Kcolombo@smwnpf.org

January 4, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Dow Chemical Company
Incoming letter dated December 5, 2011

The proposal requests that Dow's board audit review committee establish an "Audit Firm Rotation Policy" that requires that at least every seven years Dow's audit firm rotate off the engagement for a minimum of three years.

There appears to be some basis for your view that Dow may exclude the proposal under rule 14a-8(i)(7), as relating to Dow's ordinary business operations. In this regard, we note that the proposal relates to limiting the term of engagement of Dow's independent auditors. Proposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Dow omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Kim McManus
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct: 202.955.8671
Fax: 202.530.9569
RMueller@gibsondunn.com

Client: C 22013-00029

December 5, 2011

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *The Dow Chemical Company*
Stockholder Proposal of the Sheet Metal Workers' National Pension Fund
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, The Dow Chemical Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Stockholders (collectively, the "2012 Proxy Materials") a stockholder proposal (the "Proposal") and statement in support thereof received from the Sheet Metal Workers' National Pension Fund (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> **Be it Resolved:** That the shareholders of Dow Chemical Company ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(7) because the Proposal deals with matters related to the Company's ordinary business operations.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(7) Because It Pertains To Matters Relating To The Company's Ordinary Business Operations.

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business" operations. According to the Commission's release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting," and identified two central considerations that underlie this policy. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 12999 (Nov. 22, 1976)).

The Staff consistently has viewed stockholder proposals concerning the selection and engagement of the independent auditor as relating to a company's ordinary business matters and excludable under Rule 14a-8(i)(7). For example, in *Rite-Aid Corp.* (avail. Mar. 31, 2006), the Staff concurred that the company could exclude a proposal requesting that the board initiate processes to amend the company's corporate governance documents to require that the board present the appointment of the independent auditor for stockholder ratification or rejection at annual meetings. The Staff noted that the proposal implicated the company's ordinary business operations ("i.e., the method of selecting independent auditors"). *See also The Charles Schwab Corp.* (avail. Feb. 23, 2005) (proposal requesting that the board adopt a policy that the company's independent auditor be submitted for stockholder ratification was excludable as relating to ordinary business operations ("i.e., the method of selecting independent auditors")); *Xcel Energy Inc.* (avail. Feb. 23, 2005) (same); *Xcel Energy Inc.* (avail. Jan. 28, 2004) (same).

Moreover, in a long series of precedent, the Staff has concurred in the exclusion of stockholder proposals that seek to require the rotation of or to limit the term of engagement of a company's independent auditor because such proposals relate to the companies' ordinary business operations. Most recently, in *Hewlett-Packard Co.* (avail. Nov. 18, 2011), the Staff concurred in the exclusion of a stockholder proposal substantially similar to the Proposal requesting that the company's "Board of Directors and its Audit Committee establish an Audit Firm Rotation Policy that requires that at least every seven years [the company]'s audit firm rotate off the engagement for a minimum of three years." In concurring that the proposal could be excluded, the Staff stated, "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *See also Deere & Co.* (avail. Nov. 18, 2011) (same). Likewise, in *J.P. Morgan Chase & Co.* (avail. Mar. 5, 2010), the Staff concurred that the company could exclude a stockholder proposal requesting that the company's board of directors limit the engagement of the company's independent auditor to five years because "[p]roposals concerning the selection of independent auditors or, more generally, management of the independent auditor's engagement, are generally excludable under rule 14a-8(i)(7)." *See also Masco Corp.* (avail. Jan. 13, 2010) (same); *Masco Corp.* (avail. Nov. 14, 2008) (same); *Masco Corp.* (avail. Feb. 26, 2008) (same); *El Paso Corp.* (avail. Feb. 23, 2005) (proposal requesting that the company adopt a policy of hiring a new independent auditor at least every ten years could be excluded as relating to the company's ordinary business operations); *Kimberly-Clark Corp.* (avail. Dec. 21, 2004) (proposal requesting that the board take the necessary steps to ensure that the company will rotate its auditing firm every five years could be excluded as relating to the company's ordinary business operations); *Kohl's Corp.* (avail. Jan. 27, 2004) (proposal requesting that the board adopt a policy that the company select a new independent auditor at least every ten years could be excluded as relating to the company's ordinary business operations); *The Allstate Corp.* (avail. Feb. 5, 2003) (proposal requesting that the board initiate processes to amend the company's governance documents to provide for the engagement of a new independent auditor every four years could be excluded as relating to the company's ordinary business operations); *Bank of America Corp.* (avail. Jan. 2, 2003) (same); *WGL Holdings, Inc.* (avail. Dec. 6, 2002) (proposal requesting that the board adopt a policy to select a new independent auditor at least every five years could be excluded as relating to the company's ordinary business operations); *Transamerica Corp.* (avail. Mar. 8, 1996) (proposal requesting the rotation of the independent auditor every four years could be excluded as relating to the company's ordinary business operations); *Mobil Corp.* (avail. Jan. 3, 1986) (proposal requiring the rotation of the independent auditor at least every five years could be excluded as relating to the company's ordinary business operations).

The selection, retention and termination of the Company's independent auditor are the responsibilities of the Company's Audit Committee and are not appropriate matters for stockholder oversight. Under Rule 10A-3(b)(2) of the Securities Exchange Act of 1934, as amended, the audit committee "must be directly responsible for the appointment, compensation, retention and oversight" of the independent auditor. Section 303A.06 of the New York Stock Exchange (the "NYSE") Listed Company Manual requires that the audit committees of its listed companies satisfy the requirements of Rule 10A-3. Consistent with these requirements, the Company's Audit Committee Charter states that the Audit Committee "shall have the sole authority to appoint or replace the independent auditors (although it may submit any such action to shareholder ratification)." The Proposal seeks to impermissibly constrain the Audit Committee's discretion with respect to the Committee's mandated responsibilities under Rule 10A-3 and Section 303A.06 of the NYSE Listed Company Manual by requiring the termination of its current independent auditor and the engagement of a new independent auditor after a maximum period of seven years.

The decision to retain a particular auditing firm as the Company's independent auditor requires the consideration of many factors that stockholders would not be able to adequately assess on behalf of the Company. For example, some of the factors influencing the suitability and availability of independent auditing firms include: the reputation and integrity of the firms; the capabilities of such firms to competently audit the Company (considering its geographic and operational scope); the quality of the engagement teams proposed to staff the Company's audit; the firms' expertise in the various jurisdictions' accounting, auditing and regulatory standards applicable to the Company; the firms' knowledge of the Company's industry; the firms' relationships with the Company's competitors; the firms' relationships with the Company that could impair independence; and the performance of the current independent auditor in past audits of the Company.

Moreover, because of auditor independence rules, the selection of a registered public accounting firm as the Company's auditor necessarily precludes the selected firm and its affiliates from performing certain other types of non-audit services for the Company, and the selection of another registered public accounting firm to provide certain types of non-audit services necessarily precludes the selection of that firm as the Company's independent auditor. Because of the size of the Company and the scope of its operations, there are only a limited number of registered public accounting firms that potentially could be considered to serve as the Company's independent auditor, and the Company in the normal course has from time to time retained a registered public accounting firm that does not serve as its independent auditor to provide non-audit services. Thus, the selection of the Company's independent auditor necessarily implicates the selection of firms for non-audit work.

In addition, the Audit Committee is best positioned to evaluate other potential costs and benefits of selecting a new independent auditor, such as the costs associated with familiarizing a new firm with the Company and its financial reporting and internal control systems. Without regard to such considerations, the policy requested by the Proposal would require the Company to engage a new independent auditor at least every seven years, even if the Audit Committee determines that a change in the independent auditor would not be in the Company's best interests.

By requesting that the Board and the Audit Committee establish a policy requiring that "at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years," regardless of any reasons the Audit Committee may have to retain a particular auditor for longer than seven years, to not engage another registered public accounting firm as auditor or to re-engage an auditor after a period of less than three years, the Proposal implicates the type of fundamental and complex matters that are inappropriate for stockholder proposals. Furthermore, as discussed above, the Staff consistently has concurred that stockholder proposals addressing the mandatory rotation of the independent auditor may be excluded from a company's proxy materials as ordinary business.

We are aware that the Public Company Accounting Oversight Board (the "PCAOB") recently released a concept release seeking comment on whether the PCAOB should impose mandatory audit firm rotation[1] and that the European Commission recently adopted a green paper on audit policy which noted that mandatory rotation of audit firms should be considered.[2] However, these actions do not demonstrate that audit firm rotation has "emerged as a consistent topic of widespread public debate such that it would be a significant policy issue for purposes of rule 14a-8(i)(7)," *AT&T Inc.* (avail. Feb. 2, 2011, *recon. denied* Mar. 4, 2011) (concurring with the exclusion of a stockholder proposal regarding net neutrality as relating to the company's ordinary business operations even while noting that the topic appeared to be an important business matter for the company and had recently attracted increasing levels of public attention). Rather, the topic of mandatory audit firm rotation has long been a subject of consideration by the Commission, legislators and others, including throughout times during which the Staff concurred in the exclusion of the mandatory audit firm rotation stockholder proposals cited above.[3] Thus, the issuance of the PCAOB concept release and the European Commission green paper are not sufficient to elevate the topic of mandatory audit firm rotation to the level of "a consistent topic of widespread public debate" such that it should be considered a significant policy issue. Moreover, as discussed above, the selection of a registered public accounting firm as independent auditor necessarily implicates other ordinary business decisions regarding providers of non-audit services. Accordingly, the Company believes that, like the proposals describe above, the Proposal may be excluded from the 2012 Proxy Materials under Rule 14a-8(i)(7).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials.

---

1 *See* Concept Release on Auditor Independent and Audit Firm Rotation; Notice of Roundtable, PCAOB Release No. 2011-006 (Aug. 16, 2011).

2 *See* Green Paper, Audit Policy: Lessons from the Crisis, European Commission COM(2010) 561 (Oct. 13, 2010).

3 At various times during the past two decades, including times when the precedent cited in this letter were considered by the Staff, mandatory auditor rotation has been a matter of active consideration by the Commission, Congress and legislators. *See, e.g.*, U.S. SECURITIES AND EXCHANGE COMMISSION, OFFICE OF THE CHIEF ACCOUNTANT, STAFF REPORT ON AUDITOR INDEPENDENCE 52-54 (1994); STAFF OF SUBCOMM. ON REPORTS, ACCOUNTING AND MANAGEMENT OF THE S. COMM. ON GOVERNMENT OPERATIONS, 95th CONG., THE ACCOUNTING ESTABLISHMENT 21 (Comm. Print 1997); *Accounting Reform and Investor Protection Issues Raised by Enron and Other Companies: Hearings Before the S. Comm. on Banking, Housing and Urban Affairs*, 107th Cong. 15, 17, 24, 51, 52, 65, 76, 84, 220, 249, 347-48, 821, 990, 1079, 1122 (2002); U.S. GENERAL ACCOUNTING OFFICE, REQUIRED STUDY ON THE POTENTIAL EFFECTS OF MANDATORY AUDIT FIRM ROTATION 5, 8 (2003).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Amy E. Wilson, in the Company's Office of the Corporate Secretary, at (989) 638-2176.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Amy E. Wilson, The Dow Chemical Company
Kenneth Colombo, Sheet Metal Workers' National Pension Fund
Craig Rosenberg, ProxyVote Plus

101193741.4

GIBSON DUNN

EXHIBIT A

SHEET METAL WORKERS' NATIONAL PENSION FUND

FACSIMILE TRANSMITTAL SHEET

TO: CHARLES J. KALIL Executive Vice President, General Counsel and Corporate Secretary	FROM: KENNETH COLOMBO
COMPANY: Dow Chemical Company	DATE: NOVEMBER 21, 2011
FAX NUMBER: 989-638-1740	TOTAL NO. OF PAGES INCLUDING COVER: 5
PHONE NUMBER: 989-636-1000	CC: Craig Rosenberg (847) 205-0293
RE: Shareholder Resolution	

☒ ***URGENT*** ☐ PLEASE COMMENT ☐ PLEASE REPLY

NOTES/COMMENTS:

THE INFORMATION CONTAINED IN THIS FACSIMILE TRANSMISSION IS INTENDED ONLY FOR THE USE OF THE INDIVIDUALS TO WHOM IT IS ADDRESSED, AND MAY CONTAIN INFORMATION THAT IS PRIVILEGED AND CONFIDENTIAL, THE DISCLOSURE OF WHICH IS PROHIBITED BY LAW. IF THE READER OF THIS TRANSMISSION IS NOT THE INTENDED RECIPIENT, YOU ARE HEREBY NOTIFIED THAT ANY DISSEMINATION, DISTRIBUTION OR COPYING OF THIS TRANSMISSION IS STRICTLY PROHIBITED. IF YOU HAVE RECEIVED THIS TRANSMISSION IN ERROR, PLEASE NOTIFY US IMMEDIATELY AT (703) 739-7000. THANK YOU.

601 N. FAIRFAX STREET, SUITE 500,
ALEXANDRIA, VA 22314
(703)739-7000 OR
(703) 683-0932 FAX

SHEET METAL WORKERS' NATIONAL PENSION FUND

[Sent via fax 989-638-1740 and via UPS]

November 21, 2011

Charles J. Kalil
Executive Vice President, General Counsel and Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674-2030

Re: Audit Firm Rotation Proposal

Mr. Kalil:

On behalf of the Sheet Metal Workers' National Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dow Chemical Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal addresses the issue of our companies audit firm rotation. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 75,730 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Sheet Metal Worker pension funds are long-term holders of the Company's common stock.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

Edward F. Carlough Plaza
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314 (703) 739-7000 facsimile (703) 683-0932

SHEET METAL WORKERS' NATIONAL PENSION FUND

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7018 or Kcolombo@smwnpf.org. Copies of correspondence or a request for a "no-action" letter should be directed to me at Sheet Metal Workers' National Pension Fund, 601 N. Fairfax Street, Suite 500, Alexandria, VA 22314.

Copies should also be forwarded to Mr. Craig Rosenberg, ProxyVote Plus, One Lane Center, 1200 Shermer Rd., Suite 216, Northbrook, IL 60062.

Sincerely,

Kenneth Colombo
Corporate Governance Advisor

Enclosure

cc: Craig Rosenberg

Audit Firm Rotation Policy Proposal

Be it Resolved: That the shareholders of Dow Chemical Company ("Company") hereby request that the Company's Board Audit Review Committee establish an Audit Firm Rotation Policy, that requires that at least every seven years the Company's audit firm rotate off the engagement for a minimum of three years. The seven year engagement limit would begin to run following adoption of the Rotation Policy.

Supporting Statement: Audit firm independence is fundamentally important to the integrity of the public company financial reporting system that underpins our nation's capital markets. In a system in which audit clients pay for-profit accounting firms to perform financial statement audits, every effort must be made to ensure accounting firm independence. One important reform to advance the independence, skepticism, and objectivity accounting firms have toward their audit clients is a mandatory auditor rotation requirement.

Research on the terms of engagement between audit firms and client corporations indicates that at the largest 500 companies long-term auditor-client relationships are prevalent: for the largest 100 companies auditor tenure averages 28 years, while the average tenure at the 500 largest companies is 21 years. These long-term financial relationships result in the payment to the audit firm of hundreds of millions of dollars over the average period of engagement. According to its recent proxy statements, Dow Chemical Company has paid its audit firm, Deloitte & Touche LLP a total of $222,428,000 in total fees over the last 7 years alone.

Auditor independence is described by the Public Company Accounting Oversight Board (PCAOB), an organization established to set and monitor accounting standards and practices, as "both a description of the relationship between auditor and client and the mindset with which the auditor must approach his or her duty to serve the public." (PCAOB Release No. 2011-055, August 16, 2011). One measure of an independent mindset is the auditor's ability to exercise "professional skepticism," which is "an attitude that includes a questioning mind and a critical assessment of audit evidence." PCAOB standards require an auditor to conduct an audit engagement "with a mindset that recognizes the possibility that a material misstatement due to fraud could be present, regardless of any past experience with the entity and regardless of the auditor's belief about management's honesty and integrity."

Instances of systemic accounting fraud in the market have prompted various legislative and regulatory reforms to the audit process, including audit partner rotation requirements, limits on the non-audit services that can be provided by accounting firms to audit clients, and enhanced responsibilities for board audit committees. Despite these important reforms, recent PCAOB investigations often reveal "audit deficiencies that may be attributable to a failure to exercise the required professional skepticism and objectivity."

We believe that an important next step in improving the integrity of the public company audit system is to establish a mandatory audit firm rotation requirement of seven years, thereby limiting long-term client-audit firm relationships that may compromise audit firm independence.

BNY MELLON
ASSET SERVICING

Sent Via Fax :.989-638-1740

November 22, 2011

Charles J. Kalil
Executive Vice President, General Counsel and Corporate Secretary
Dow Chemical Company
2030 Dow Center
Midland, Michigan 48674-2030

Dear Mr. Kalil:

BNY Mellon is the record holder for 30,391 shares of Dow Chemical Company ("Company") common stock held for the benefit of the Sheet Metal Workers' National Pension Fund ("Fund"). The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to 11/21/2011, the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

Sincerely,

Jana Lyons
Vice President
jana.lyons@bnymellon.com
412-234-0264

enc.

cc: Kenneth Colombo, Sheet Metal Workers

Pages 15 through 17 redacted for the following reasons:
- -
FISMA & OMB Memorandum M-07-16

The Dow Chemical Company
Midland, Michigan 48674
USA

2030 Dow Center
November 29, 2011

Via Overnight Mail

Kenneth Colombo
Sheet Metal Workers' National Pension Fund
601 N. Fairfax Street, Suite 500
Alexandria, VA 22314

Stockholder Proposal on Audit Firm Rotation

Dear Mr. Colombo:

By way of this letter, I wish to acknowledge timely receipt on November 21, 2011 of a stockholder proposal on audit firm rotation that you submitted for the 2012 Annual Meeting of Stockholders of The Dow Chemical Company. The cover letter accompanying the proposal indicates that communications regarding the proposal should be directed to your attention.

Your letter indicates that the Sheet Metal Workers' National Pension Fund ("Fund") is the owner of Dow stock valued at over $2,000, and intends to continue ownership of at least $2,000 in market value of these shares through the date of the 2012 Annual Meeting.

We are evaluating the proposal and will contact you if we have any questions. For your reference, please note that Dow's Annual Meeting will be held on May 10, 2012 in Midland, Michigan.

Sincerely,

Amy E. Wilson
Assistant Secretary
989-638-2176
Fax: 989-638-1740
aewilson@dow.com

cc: Craig Rosenberg, via Overnight Mail